Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".
January 4, 2018
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Response Dated January 4, 2018
File No. 001-06686
Dear Mr. Spirgel:
During a conference call on November 16, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain additional comments to the comment response letter filed with the Staff on October 17, 2017 related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. This letter sets forth our response to the additional comments provided by the Staff. As requested by the Staff, this letter is a resubmission of our response letter originally submitted December 15, 2017. For convenience, we have reproduced the comments below in italics and have provided our response to each immediately below.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in

Mr. Larry Spirgel
United States Securities and Exchange Commission

connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

1.	Please explain to us in detail why [***] the operating margins [***].
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2
Like all of our networks in the IAN segment, [***] agencies offer a broad suite of services with differing levels of capability. The Company does not have readily available or reliable financial information by service offering due to the integrated nature of our services. As a result, the numbers presented in the paragraph below reflect the results based on the predominant service offering of certain of [***] agencies.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #3
Although our agencies offer integrated services, the percentage of 2016 revenue derived from those [***] agencies that predominantly offer [***] services, the largest service offering within [***], was [***] and had an aggregate operating margin percentage of [***], including certain unallocated [***] overhead. The weighted-average operating margin of these agencies for the period 2014 through 2016 was [***]. This compares similarly to the total IAN segment operating margin for 2016, excluding [***], and for the period 2014 through 2016 of [***]. The Company believes that the operating margin for [***],

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

is comparable with the weighted-average operating margins of the other operating segments in the IAN segment.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #4
The percentage of 2016 revenue derived from those [***] agencies that predominantly offer digital services, the next largest service offering within [***], was [***]. [***] When digital services were first emerging, [***] made significant early investments, primarily in data, technology and related skills, securing an [***] advantage in our industry. During this period, advertising budgets began to quickly shift towards digital offerings, which, coupled with our favorable market positioning,[***]. [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #4 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #5
As the digital space has continued to grow and mature, however, rival agencies from both outside and within the Company have strengthened their digital offerings, and new competitors have emerged, resulting in a highly competitive environment. [***]

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #5 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #6
[***] Although all of the operating segments within IAN have significant digital offerings, [***] was the first to capitalize in the area and correspondingly had [***] in this category in comparison to their total operating margin.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #6 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #7
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #7 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #8

2.
You state on page 5 of your response that “all of our operating units aggregated in the IAN segment offer the same type of services.” In this regard, please tell us how much revenue earned by [***] is attributable to [***] versus the other disciplines provided by [***] for all periods.

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #8 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4

Mr. Larry Spirgel
United States Securities and Exchange Commission

As we have noted previously to the Staff, the Company does not aggregate revenue by discipline. The financial information provided below was not readily available but has been derived from accounting records using certain assumptions and estimates in order to respond to the Staff’s comment. The Company does not present or disclose this financial information in any filings or press releases, and the Company’s senior management does not receive nor review the financial information by service offering or discipline.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #9
In this regard, we have analyzed each of the agencies within [***] and estimated the amount of revenue by service offering. As a result of this allocation exercise, the estimated revenue presented below does not agree with the revenue amounts noted by “predominant service offering” in connection with our response to the Staff’s question #1.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #9 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #10

Discipline ($ in millions)	Six months ended June 30, 2017	2016	2015	2014	2013	2012
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
Total	[***]	[***]	[***]	[***]	[***]	[***]
Note: Amounts shown for years 2012-2016 have been adjusted to reflect changes in foreign currency exchange rates.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #10 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 5

Mr. Larry Spirgel
United States Securities and Exchange Commission

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 6